Exhibit 99.3

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Reports Half-Year 2024 Financial Results and Provides Corporate Update

•	RLF-TD011 investigator-initiated trial results for EB wound treatment anticipated in the coming weeks

•	RLF-OD032 pilot PK study progresses with potential NDA filing by mid- to late 2025

•	Streamlined operations and CHF 15.1 million cash reserves expected to provide funding into at least 2026

GENEVA (AUG. 30, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today reported its financial results for the half-year ended June 30, 2024, and provided a corporate update.

Relief provided updates on its key development programs and strategic initiatives, including RLF-TD011, a hypochlorous acid topical spray designed for the treatment of epidermolysis bullosa (EB), and RLF-OD032, a novel liquid formulation of sapropterin dihydrochloride for the management of phenylketonuria (PKU).

The Company reported significant financial improvements in the first half of 2024, with revenue up 85% and operating expenses down 45%, driven by strategic realignment and cost-reduction initiatives. Investments in R&D, however, were stable. Remaining debt-free, the Company expects its cash reserves of CHF 15.1 million as of August 30, 2024, and projected revenue to fund operations into at least 2026.

The Relief 2024 half-year report is available on the Company’s website.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

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CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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